Washington Mutual
Washington Mutual Bank

OFFICER’S CERTIFICATE
ANNUAL STATEMENT OF COMPLIANCE

The undersigned, an authorized Officer of Washington Mutual Bank (the “Servicer”), certifies for the benefit of those persons to which the Servicer is obligated, pursuant to the applicable servicing agreement, trust agreement, pooling and servicing agreement (as applicable, the “Servicing Agreement”) the following for the 2005 fiscal year:

1.  A review of the activities of the Servicer during the Relevant Year and of performance under the Servicing Agreement has been made under my supervision.

2.  To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the Relevant Year.

DATED as of March 1, 2006.

/s/ Henry J. Berens Name: Henry J. Berens Title: Senior Vice President